================================================================================
                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                               AGERE SYSTEMS INC.
                          ----------------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   00845V 10 0
                                ----------------
                                 (CUSIP Number)

           ----------------------------------------------------------

                                SCOTT A. ARENARE
                      MANAGING DIRECTOR AND GENERAL COUNSEL
                               WARBURG PINCUS LLC
                              466 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 878-0600
           ----------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 WITH A COPY TO:
                              ANDREW R. BROWNSTEIN
                         WACHTELL, LIPTON, ROSEN & Katz
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

                                  APRIL 7, 2003
           ----------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].

                                Page 1 of 8 Pages

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
--------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                WARBURG PINCUS PRIVATE EQUITY VIII, L.P.
                I.R.S. IDENTIFICATION NO. 13-4161869
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
  3        SEC USE ONLY                                              [ ]
--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS
                WC
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]
--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION
                DELAWARE
--------------------------------------------------------------------------------
             7
                  SOLE VOTING POWER
NUMBER OF
                          -0-
 SHARES      -------------------------------------------------------------------
             8
BENEFICIALLY      SHARED VOTING POWER
                    58,835,185*
 OWNED BY    -------------------------------------------------------------------
             9
  EACH            SOLE DISPOSITIVE POWER
                           -0-
REPORTING    -------------------------------------------------------------------
             10
PERSON WITH       SHARED DISPOSITIVE POWER
                      58,835,185*
--------------------------------------------------------------------------------
            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      58,835,185*

--------------------------------------------------------------------------------
            12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES    [ ]
--------------------------------------------------------------------------------
            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      7.6%**
--------------------------------------------------------------------------------
            14    TYPE OF REPORTING PERSON
                      PN
--------------------------------------------------------------------------------




___________________
* Assumes the full conversion of the Convertible Subordinated Notes beneficially owned by the Investors in accordance with their terms.

** Represents the percentage of Class A Common Stock beneficially owned by WP VIII as of April 7, 2003 assuming full conversion of the Convertible Subordinated Notes beneficially owned by the Investors in accordance with their terms. Based on the same assumption, as of April 7, 2003, WP VIII beneficially owned 3.5% of the outstanding Class A Common Stock and Class B Common Stock, taken as a whole.

--------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                WARBURG PINCUS & CO.
                I.R.S. IDENTIFICATION NO. 13-6358475
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
  3        SEC USE ONLY                                                      [ ]
--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS
                WC
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]
--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION
                NEW YORK
--------------------------------------------------------------------------------
             7
                  SOLE VOTING POWER
NUMBER OF
                          -0-
 SHARES      -------------------------------------------------------------------
             8
BENEFICIALLY      SHARED VOTING POWER
                    58,835,185*
 OWNED BY    -------------------------------------------------------------------
             9
  EACH            SOLE DISPOSITIVE POWER
                           -0-
REPORTING    -------------------------------------------------------------------
             10
PERSON WITH       SHARED DISPOSITIVE POWER
                      58,835,185*
--------------------------------------------------------------------------------
            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      58,835,185*

--------------------------------------------------------------------------------
            12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES                                                     [ ]
--------------------------------------------------------------------------------
            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      7.6%**
--------------------------------------------------------------------------------
            14    TYPE OF REPORTING PERSON
                      PN
--------------------------------------------------------------------------------




___________________
* Assumes the full conversion of the Convertible Subordinated Notes beneficially owned by the Investors in accordance with their terms.

** Represents the percentage of Class A Common Stock beneficially owned by WP as of April 7, 2003 assuming full conversion of the Convertible Subordinated Notes beneficially owned by the Investors in accordance with their terms. Based on the same assumption, as of April 7, 2003, WP beneficially owned 3.5% of the outstanding Class A Common Stock and Class B Common Stock, taken as a whole.

--------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                WARBURG PINCUS LLC
                I.R.S. IDENTIFICATION NO. 13-3536050
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
  3        SEC USE ONLY                                                      [ ]
--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS
                WC
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]
--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION
                NEW YORK
--------------------------------------------------------------------------------
             7
                  SOLE VOTING POWER
NUMBER OF
                          -0-
 SHARES      -------------------------------------------------------------------
             8
BENEFICIALLY      SHARED VOTING POWER
                    58,835,185*
 OWNED BY    -------------------------------------------------------------------
             9
  EACH            SOLE DISPOSITIVE POWER
                           -0-
REPORTING    -------------------------------------------------------------------
             10
PERSON WITH       SHARED DISPOSITIVE POWER
                      58,835,185*
--------------------------------------------------------------------------------
            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      58,835,185*

--------------------------------------------------------------------------------
            12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES                                                     [ ]
--------------------------------------------------------------------------------
            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      7.6%**
--------------------------------------------------------------------------------
            14    TYPE OF REPORTING PERSON
                      OO
--------------------------------------------------------------------------------




___________________
* Assumes the full conversion of the Convertible Subordinated Notes beneficially owned by the Investors in accordance with their terms.

** Represents the percentage of Class A Common Stock beneficially owned by WP LLC as of April 7, 2003 assuming full conversion of the Convertible Subordinated Notes beneficially owned by the Investors in accordance with their terms. Based on the same assumption, as of April 7, 2003, WP LLC beneficially owned 3.5% of the outstanding Class A Common Stock and Class B Common Stock, taken as a whole.

                               AMENDMENT NO. 3 TO

                                  SCHEDULE 13D

         Reference is made to the statement on Schedule 13D filed on June 21, 2002, Amendment No. 1 thereto filed July 29, 2002 and Amendment No. 2 thereto filed October 17, 2002 (as so amended, the "Schedule 13D") on behalf Warburg Pincus Private Equity VIII, L.P., a limited partnership organized under the laws of Delaware ("WP VIII"), Warburg Pincus & Co., a general partnership organized under the laws of New York ("WP"), and Warburg Pincus LLC, a limited liability company organized under the laws of New York ("WP LLC", and together with WP VIII and WP, the "Reporting Persons"). All capitalized terms used without definition herein have the meanings ascribed thereto in the Schedule 13D. This Amendment No. 3 to the Schedule 13D amends the Schedule 13D as follows.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

Item 5 of the Schedule 13D is amended and restated to read as follows:

(a) The Reporting Persons beneficially own shares of Class A Common Stock by virtue of the Investors' beneficial ownership of shares of Class A Common Stock and of the Issuer's 6.5% Convertible Subordinated Notes due 2009 (the "Convertible Subordinated Notes"), which are convertible at the option of the holder into 330.75 shares of Class A Common Stock per $1,000 principal amount of Convertible Subordinated Notes, subject to adjustment in certain circumstances. As of April 7, 2003, the Reporting Persons beneficially owned an aggregate of 58,835,185 shares of Class A Common Stock, representing 33,650,000 shares of Class A Common Stock beneficially owned by the Investors and 25,185,185 shares of Class A Common Stock that may be acquired by the Investors upon full conversion of the Convertible Subordinated Notes beneficially owned by the Investors. Of the aggregate of 58,835,185 shares of Class A Common Stock beneficially owned by WP and WP LLC, approximately 1,770,939 shares represent shares of Class A Common Stock beneficially owned by WPNPE VIII I, WPNPE VIII II and WPGPE VIII. By reason of WP's and WP LLC's respective relationships with the Investors, under Rule 13d-3 of the Exchange Act, WP and WP LLC may be deemed to beneficially own all of the shares of Class A Common Stock that are beneficially owned by the Investors.

      Assuming full conversion of the Convertible Subordinated Notes beneficially owned by the Investors, as of April 7, 2003, the 58,835,185 shares of Class A Common Stock beneficially owned by each Reporting Person represented approximately 7.6% of the outstanding shares of Class A Common Stock, and 3.5% of the Issuer's outstanding shares of Class A Common Stock and Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"), taken as a whole, in each case, after giving effect to the issuance of the Class A Common Stock upon full conversion of the Convertible Subordinated Notes beneficially owned by the Investors (based on 744,288,076 shares of Class A Common Stock and 907,995,677 shares of Class B Common Stock outstanding as of January 31, 2003, as set forth in the Issuer's Form 10-Q for the quarterly period ended December 31, 2002).

(b) As described in paragraph (a) above, the Group Members have beneficial ownership over an aggregate of 58,835,185 shares of Class A Common Stock. Of this aggregate of 58,835,185 shares of Class A Common Stock, 33,650,000 shares are represented by the shares of Class A Common Stock beneficially owned by the Investors and 25,185,185 are represented by shares of Class A Common Stock that are issuable to the Investors upon full conversion of the Convertible Subordinated Notes beneficially owned by the Investors. Each of the Investors shares voting power and dispositive power over the shares of Class A Common Stock that such Investor beneficially owns with WP LLC and WP.

(c) The Investors disposed of Convertible Subordinated Notes with an aggregate principal amount of $34,900,000 in brokered transactions as described below:

                Date             Aggregate Principal      Price (% of Principal     Gross Proceeds (not including
                                       Amount                    Amount)                  accrued interest)
        ------------------       ------------------        -------------------     ------------------------
               3/3/03                $2,000,000                   91.50%                      $1,830,000
               3/6/03                  $500,000                   91.50%                        $457,500
               3/7/03                $1,000,000                   91.50%                        $915,000
              3/14/03                $7,000,000                   91.50%                      $6,405,000
              3/17/03                $2,500,000                   91.50%                      $2,287,500
              3/18/03                $2,000,000                   91.50%                      $1,830,000
              3/21/03                  $500,000                   92.50%                        $462,500
              3/25/03                $3,500,000                   92.79%                      $3,247,500
              3/26/03                $3,500,000                   93.25%                      $3,263,750
              3/28/03                $5,000,000                   93.00%                      $4,650,000
               4/7/03                $7,400,000                   93.85%                      $6,944,493

      Except as described herein, during the last sixty days there were no transactions in shares of Class A Common Stock effected by the Reporting Persons or, to the best of their knowledge, by any of the persons set forth on Schedule I.

(d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the shares of Class A Common Stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Class A Common Stock.

(e)   Not applicable.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 7, 2003

                                 WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

                                 By:  Warburg Pincus & Co.,
                                      General Partner

                                       By:/s/ Scott A. Arenare
                                          --------------------------------------
                                          Name:  Scott A. Arenare
                                          Title: Partner

                                 WARBURG PINCUS & CO.

                                 By:/s/ Scott A. Arenare
                                    --------------------------------------------
                                    Name:  Scott A. Arenare
                                    Title: Partner

                                 WARBURG PINCUS LLC

                                 By:/s/ Scott A. Arenare
                                    --------------------------------------------
                                    Name:  Scott A. Arenare
                                    Title: Member

                                 WARBURG PINCUS NETHERLANDS PRIVATE
                                    EQUITY VIII C.V. I

                                 By:  Warburg Pincus & Co.,
                                      General Partner

                                       By:/s/ Scott A. Arenare
                                          --------------------------------------
                                          Name:  Scott A. Arenare
                                          Title: Partner

                                 WARBURG PINCUS NETHERLANDS PRIVATE
                                   EQUITY VIII C.V. II

                                 By:  Warburg Pincus & Co.,
                                      General Partner

                                       By:/s/ Scott A. Arenare
                                          -------------------------------------
                                          Name:  Scott A. Arenare
                                          Title: Partner

                                 WARBURG PINCUS GERMANY PRIVATE EQUITY VIII KG

                                 By:  Warburg Pincus & Co.,
                                      General Partner

                                      By:/s/ Scott A. Arenare
                                         -------------------------------------
                                         Name:  Scott A. Arenare
                                         Title: Partner